Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended
	March 31,
(In thousands, except per-share amounts)	2005	2004

Loss from continuing operations	$(9,093)	$(15,993)
Loss from discontinued operations	—	(602)

Net loss	(9,093)	(16,595)
Less preferred dividends	(1,560)	(60)

Net loss applicable to common shareholders	$(10,653)	$(16,655)

Basic loss per share:
Weighted-average common shares outstanding	47,524	36,898

Per-share amount
Continuing operations	$(.22)	$(.43)
Discontinued operations	—	(.2)

Net loss	$(.22)	$(.45)

Diluted loss per share:
Weighted-average common shares outstanding (a)	47,524	36,898

Per-share amount
Continuing operations	$(.22)	$(.43)
Discontinued operations	—	(.2)

Net loss	$(.22)	$(.45)

(a)	In 2004, the 15.0 million common shares into which $30.0 million of debt securities were convertible are excluded because their inclusion would result in a smaller loss per common share. In 2005, the 50.0 million common shares into which the 6% Series B Convertible Preferred Stock is convertible are excluded for the same reason, as are potentially dilutive restricted shares in both 2005 and 2004.

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